MIDROOG

Alon Holdings Blue Square – Israel Ltd.

Rating Action | September 2010

Authors:
Lina Kantarovich, Analyst
Linak@midroog.co.il

Sigal Issaschar, Head of Corporate
i.sigal@midroog.co.il

Contact:
Avital Bar-Dayan, Senior VP
bardayan@midroog.co.il

MIDROOG

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

Rating of Series A and B	A1

Midroog affirms the A1 rating of Series A and B bonds previously issued to private investors by Alon Holdings Blue Square- Israel Ltd. (the "**Company**") as follows:

Bond Series	Issue Date	Par Value on Issue Date (NIS M)	Annual interest rate	Par Value as of June 30, 2010 (NIS M)	Linkage	Fair Value on June 30, 2010	Bond Repayment Years
A	Aug. 2003	200	5.9%	200	CPI	229	2012-2014
B (convertible)	Aug. 2003	200	5.9%	7.5	CPI	8.5	2011

Pursuant to the August 2010 rating report, Midroog is announcing the application of the A1 rating to the bonds of Series A and B. The Series A and B bonds do not carry any collateral.

For details on the key rating rationale, see the initial rating report of August 2010 on the Midroog website: Alon Holdings in Blue Square -Israel Ltd.

MIDROOG

Financial Terms

Interest expenses Interest	Net financing expenses from Income Statement
Cash flow interest expenses Cash Interest	Financing expenses from income statement after adjustments for non-cash flow expenditures from statement of cash flows.
Operating Profit EBIT	Pre-tax profit + financing + non-recurring expenses/profits.
Operating profit before amortizations EBITA	EBIT + amortization of intangible assets.
Operating profit before depreciation and amortizations EBITDA	EBIT + depreciation + amortization of intangible assets.
Operating profit before depreciation, amortization and rent/leasing EBITDAR	EBIT + depreciation + amortization of intangible assets + rent + operational leasing.
Assets	Company's total balance sheet assets.
Financial Debt Debt	Short term debt + current maturities of long-term loans + long-term debt + liabilities on operational leasing
Net Financial Debt Net Debt	Debt - cash and cash equivalent – long-term investments
Capital base Capitalization (CAP)	Debt + total shareholders' equity (including minority interest) + long-term deferred taxes in balance sheet
Capital investments Capital Expenditures (Capex)	Gross investments in equipment, machinery and intangible assets
Funds from Operations* Funds from Operations (FFO)	Cash flow from operations before changes in working capital and before changes in other asset and liabilities items
Cash flow from operating activity* Cash Flow from Operations (CFO)	Cash flow from operating activity according to consolidated cash flow statements
Operating cash flow* Retained Cash Flow (RCF)	Funds from operations (FFO) less dividend paid to shareholders
Free Cash Flow* Free Cash Flow (FCF)	Cash flow from operating activity (CFO) - CAPEX - dividends

* It should be noted that in IFRS reports, interest payments and receipts, tax and dividends received from investees will be included in the calculation of operating cash flows even if they are not entered in cash flow from operating activity.

MIDROOG

Rating Scale

Investment grade	Aaa	Obligations rated Aaa are those that, in Midroog's judgment, are of the highest quality and involve minimal credit risk.
	Aa	Obligations rated Aa are those that, in Midroog's judgment, are of high quality and involve very low credit risk.
	A	Obligations rated A are considered by Midroog to be in the upper-end of the middle rating, and involve low credit risk.
	Baa	Obligations rated Baa are those that, in Midroog's judgment, involve moderate credit risk. They are considered medium grade obligations, and could have certain speculative characteristics.
Speculative Investment	Ba	Obligations rated Ba are those that, in Midroog's judgment, contain speculative elements, and involve a significant degree of credit risk.
	B	Obligations rated B are those that, in Midroog's judgment, are speculative and involve a high credit risk.
	Caa	Obligations rated Caa are those that, in Midroog's judgment, have weak standing and involve a very high credit risk.
	Ca	Obligations rated Ca are very speculative investments, and are likely to be in, or very near to, a situation of insolvency, with some prospect of recovery of principal and interest.
	C	Obligations rated C are assigned the lowest rating, and are generally in a situation of insolvency, with poor prospects of repayment of principal and interest.

Midroog applies numerical modifiers 1, 2 and 3 in each of the rating categories from Aa to Caa. Modifier 1 indicates that the bond ranks in the higher end of the letter-rating category. Modifier 2 indicates that the notes are in the middle of the letter-rating category; and modifier 3 indicates that the notes are in the lower end of the letter-rating category.

MIDROOG

Report No: CRA050910000M

Midroog Ltd.., Millennium 17 Ha'Arba'a Street, Tel-Aviv 64739
Tel: 03-6844700, Fax: 03-6855002, www.midroog.co.il

All the information contained herein on which Midroog relied was submitted to it by sources it believes to be reliable and accurate. Midroog does not independently check the correctness, completeness, compliance, accuracy or reliability of the information (hereinafter: the "information") submitted to it, and it relies on the information submitted to it by the rated Company for assigning the rating.

The rating is subject to change as a result of changes in the information obtained or for any other reason, and therefore it is recommended to monitor its revision or modification on Midroog's website www.midroog.co.il. The ratings assigned by Midroog express a subjective opinion, and they do not constitute a recommendation to buy or not to buy notes or other rated instruments. The ratings should not be referred as endorsements of the accuracy of any of the data or opinions, or attempts to independently assess or vouch for the financial condition of any company. The ratings should not be construed as an opinion on the attractiveness of their price or the return of notes or other rated instruments. Midroog's ratings relate directly only to credit risks and not to any other risk, such as the risk that the market value of the rated debt will drop due to changes in interest rates or due to other factors impacting the capital market. Any other rating or opinion given by Midroog must be considered as an individual element in any investment decision made by the user of the Information contained in this document or by someone on his behalf. Accordingly, any user of the information contained in this document must conduct his own investment feasibility study on the Issuer, guarantor, debenture or other rated document that he intends to hold, buy or sell. Midroog's ratings are not designed to meet the investment needs of any particular investor. The investor should always seek the assistance of a professional for advice on investments, the law, or other professional matters. Midroog hereby declares that the Issuers of notes or of other rated instruments or in connection with the issue thereof the rating is being assigned, have undertaken, even prior to performing the rating, to render Midroog a payment for valuation and rating services provided by Midroog.

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